Exhibit 12.1

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

	Years Ended December 31,										Six Months Ended June 30,
	1999		2000		2001		2002		2003		2003		2004
	(in thousands, except ratio)
Fixed Charges

Interest expensed and capitalized	$—		$—		$—		$—		$—		$—		$1,408

Amortization of deferred financing costs	—		—		—		—		—		—		381

Interest portion of rental expense (1)	502		551		586		722		947		405		512

Total Fixed Charges	$502		$551		$586		$722		$947		$405		$2,301

Earnings Available for Fixed Charges

Income before provision for income taxes	$5,770		$39,016		$37,708		$77,257		$125,983		$63,545		$49,468

Fixed charges	502		551		586		722		947		405		2,301

Total Earnings Available for Fixed Charges	$6,272		$39,567		$38,294		$77,979		$126,930		$63,950		$51,769

Ratios of Earnings to Fixed Charges	12.5	x	71.8	x	65.3	x	108.1	x	134.0	x	157.9	x	22.5	x

(1)	One-third of rental expense is deemed by management to represent the interest portion of rental expense.